Exhibit 99.1

Lifeway Foods® Announces Record Results for the Second Quarter Ended June 30, 2024

Demand for Bioavailable Foods like Kefir Soars

Net sales of $49.2 million; up 25.3% year-over-year driven by volume growth of Lifeway Kefir

19th consecutive quarter of year-over-year growth

Morton Grove, IL — August 13, 2024 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the second quarter ended June 30, 2024.

“Our incredible momentum continued in the second quarter as we delivered our 19th consecutive quarter of net sales growth and our 5th consecutive quarter breaking the Lifeway record on the topline,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “Our record net sales of $49.2 million were up more than 25% year-over-year, driven by continued volume growth in our flagship Lifeway drinkable kefir. Demand for bioavailable foods like Lifeway Kefir and Farmer Cheese is soaring and our customers further demonstrated their loyalty to our premium, healthy offerings. Notably, we delivered nearly $50 million in net sales, a remarkable milestone that we look forward to surpassing, and we also outperformed our previous quarterly sales record by more than 10%. Our amazing results on the topline demonstrate the effectiveness of our sales and marketing investments at driving trial, capturing new customers and accelerating velocities of our core products. Accompanying the very strong, volume-led topline growth, we continued to enhance our profitability profile with solid gross margins and strong net income growth, a testament to the seamless operational execution of our whole Lifeway team. We are thrilled with our results in the first half of 2024, and will continue to strategically invest behind the Lifeway brand to drive velocities, win new customers and position ourself to deliver more outstanding performances through the second half of this year and beyond.”

Second Quarter 2024 Results

Net sales were $49.2 million for the second quarter ended June 30, 2024, an increase of $10.0 million or 25.3% from the same period in 2023. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir.

Gross profit as a percentage of net sales was 27.0% for the second quarter ended June 30, 2024.

Selling, general and administrative expenses as a percentage of net sales were 15.8% for the second quarter ended June 30, 2024.

The Company reported net income of $3.8 million or $0.26 per basic and $0.25 per diluted common share for the second quarter ended June 30, 2024 compared to net income of $3.2 million or $0.22 per basic and $0.21 per diluted common share during the same period in 2023.

Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

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About Lifeway Foods, Inc.
Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces a variety of cheeses and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as "continue," "build," "future," "increase," "drive," "believe," "look," "ahead," "confident," "deliver," "outlook," "expect," and "predict." Other examples of forward-looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and the Company's subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Media:
Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2024 and December 31, 2023

(In thousands)

	June 30, 2024	December 31,
	(Unaudited)	2023
Current assets
Cash and cash equivalents	$14,633	$13,198
Accounts receivable, net of allowance for credit losses and discounts & allowances of $1,550 and $1,270 at June 30, 2024 and December 31, 2023 respectively	14,526	13,875
Inventories, net	8,454	9,104
Prepaid expenses and other current assets	1,488	2,019
Refundable income taxes	180	–
Total current assets	39,281	38,196

Property, plant and equipment, net	25,276	22,764
Operating lease right-of-use asset	154	192
Goodwill	11,704	11,704
Intangible assets, net	6,628	6,898
Other assets	1,900	1,900
Total assets	$84,943	$81,654

Current liabilities
Current portion of note payable	$–	$1,250
Accounts payable	9,370	9,976
Accrued expenses	4,487	4,916
Accrued income taxes	–	474
Total current liabilities	13,857	16,616
Note payable	–	1,483
Operating lease liabilities	88	118
Deferred income taxes, net	3,001	3,001
Total liabilities	16,946	21,218

Commitments and contingencies (Note 9)

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at June 30, 2024 and December 31, 2023	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 14,791 outstanding at June 30, 2024 and December 31, 2023	6,509	6,509
Paid-in capital	5,532	4,825
Treasury stock, at cost	(16,050)	(16,695)
Retained earnings	72,006	65,797
Total stockholders' equity	67,997	60,436

Total liabilities and stockholders' equity	$84,943	$81,654

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Net sales	$49,157	$39,230	$93,791	$77,134

Cost of goods sold	35,181	27,299	67,619	56,329
Depreciation expense	701	651	1,362	1,299
Total cost of goods sold	35,882	27,950	68,981	57,628

Gross profit	13,275	11,280	24,810	19,506

Selling expense	3,577	2,571	7,277	6,090
General and administrative expense	4,177	3,808	8,313	6,943
Amortization expense	135	135	270	270
Total operating expenses	7,889	6,514	15,860	13,303

Income from operations	5,386	4,766	8,950	6,203

Other income (expense):
Interest expense	(47)	(109)	(98)	(213)
Gain on sale of property and equipment	–	33	–	33
Other income (expense), net	20	(5)	15	–
Total other income (expense)	(27)	(81)	(83)	(180)

Income before provision for income taxes	5,359	4,685	8,867	6,023

Provision for income taxes	1,576	1,529	2,658	2,037

Net income	$3,783	$3,156	$6,209	$3,986

Net earnings per common share:
Basic	$0.26	$0.22	$0.42	$0.27
Diluted	$0.25	$0.21	$0.41	$0.26

Weighted average common shares outstanding:
Basic	14,727	14,654	14,709	14,649
Diluted	15,197	15,084	15,176	15,058

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$6,209	$3,986
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	1,632	1,569
Stock-based compensation	1,296	655
Non-cash interest expense	17	3
Bad debt expense	–	2
Gain on sale of equipment	–	(33)
(Increase) decrease in operating assets:
Accounts receivable	(651)	91
Inventories	650	(39)
Refundable income taxes	(180)	40
Prepaid expenses and other current assets	531	232
Increase (decrease) in operating liabilities:
Accounts payable	(574)	(2,526)
Accrued expenses	(366)	451
Accrued income taxes	(474)	1,024
Net cash provided by operating activities	8,090	5,455

Cash flows from investing activities:
Purchases of property and equipment	(3,905)	(1,990)
Proceeds from sales or equipment	–	40
Net cash used in investing activities	(3,905)	(1,950)

Cash flows from financing activities:
Repayment of note payable	(2,750)	(500)
Net cash used in financing activities	(2,750)	(500)

Net increase in cash and cash equivalents	1,435	3,005

Cash and cash equivalents at the beginning of the period	13,198	4,444

Cash and cash equivalents at the end of the period	$14,633	$7,449

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$3,312	$973
Cash paid for interest	$89	$238

Non-cash investing activities
Accrued purchase of property and equipment	$106	$110

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